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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Vitria Technology, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
928490 10 4
(CUSIP Number)
JoMei Chang, Ph.D.
M. Dale Skeen, Ph.D.
Innovation Technology Group, Inc.
750 Menlo Avenue, Suite 380
Menlo Park, California 94025
(650) 323 -8001

Copies to:
David K. Michaels, Esq.
Fenwick & West LLP
Embarcadero Center West
275 Battery Street
San Francisco, CA 94111
(415) 875-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	928490 10 4	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS: JoMei Chang, Ph.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, OO, PF , BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,904,669 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

10,904,669 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,904,669 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes (i) up to 416,669 shares held by Skeen/Chang Investments, L.P., of which Dr. Chang and her spouse, M. Dale Skeen, Ph.D., are general partners, and (ii) 1,043,166 options exercisable within 60 days of November 30, 2006. All shares are subject to voting agreements entered into by the Issuer (defined below) and the Reporting Persons (defined below) other than Innovation Technology Group, Inc. (discussed in Item 4 and Item 6).

*	Based on 34,311,059 shares of the Issuer’s Common Stock outstanding as of November 30, 2006, as reported in the Issuer’s preliminary proxy statement filed with the Commission on December 6, 2006, and 1,043,166 shares of Issuer’s Common Stock that Dr. Chang may acquire upon exercise of vested stock options exercisable within 60 days of November 30, 2006.

CUSIP No.	928490 10 4	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS: M. Dale Skeen, Ph.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, OO, PF , BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,972,168 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-

WITH	10	SHARED DISPOSITIVE POWER:

10,972,168 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,972,168 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(2)	Includes (i) up to 416,669 shares held by Skeen/Chang Investments, L.P., of which Dr. Skeen and his spouse, JoMei Chang, Ph.D., are general partners, and (ii) 1,110,665 options exercisable within 60 days of November 30, 2006. All shares are subject to voting agreements entered into by the Issuer and the Reporting Persons (defined below) other than Innovation Technology Group, Inc. (discussed in Item 4 and Item 6).

*	Based on 34,311,059 shares of the Issuer’s Common Stock outstanding as of November 30, 2006, as reported in the Issuer’s preliminary proxy statement filed with the Commission on December 6, 2006, and 1,110,665 shares of Issuer’s Common Stock that Dr. Skeen may acquire upon exercise of vested stock options exercisable within 60 days of November 30, 2006.

CUSIP No.	928490 10 4	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS: Innovation Technology Group, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5633251

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC, WC, AF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER:

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

- 0 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	928490 10 4	Page	5	of	8 Pages
SCHEDULE 13D/A
Introduction
          JoMei Chang, Ph.D., M. Dale Skeen, Ph.D., and Innovation Technology Group, Inc. (“ITG”), a Delaware corporation (collectively, the “Reporting Persons”) hereby amend the Schedule 13D (the “Schedule”) originally filed on October 2, 2006 as set forth herein. Capitalized terms used without definition in this Amendment No. 1 to the Schedule shall have the respective meanings ascribed thereto in the Schedule.
Item 2. Identity and Background.
     The third paragraph of Item 2 is amended and restated in its entirety as set forth below.
ITG, a Delaware corporation, was formed in September 2006, and has no material assets, although it has entered into an agreement to raise approximately $25,000,000 in cash through the sale and issuance of its convertible redeemable preferred stock to the Fund (defined below) concurrently with the consummation of the Transaction (defined below) (such sale and issuance, the “Minority Investment”). ITG has not conducted any activity except in connection with its formation, the proposed Transaction and the Minority Investment. Dr. Chang serves as President and a director of ITG and Dr. Skeen serves as Secretary and Chief Financial Officer and a director of ITG, and each has served in his or her current position since ITG’s inception. Presently, ITG is wholly owned by Drs. Chang and Skeen. Immediately following the Transaction and the Minority Investment, the Fund will beneficially own 20% of the outstanding securities of ITG and Drs. Chang and Skeen will own 80% of the outstanding securities of ITG. In connection with the Minority Investment, a director designated by the Fund will join Drs. Chang and Skeen on ITG’s Board of Directors.
Item 3. Source and Amount of Funds or Other Consideration.
     The first paragraph of Item 3 is amended and restated in its entirety as set forth below.
The aggregate Transaction Consideration described below in Item 4 is expected to be approximately $67,200,000, assuming none of the Issuer’s stockholders choose to exercise and perfect any dissenters’ rights in connection with the proposed Transaction. The Transaction Consideration will be paid out of ITG’s working capital and the existing funds of the Issuer. ITG has entered into an agreement with Weston Presidio V, L.P., a venture capital and private equity firm (the “Fund”), and the other Reporting Persons, pursuant to which ITG will sell and issue its convertible redeemable preferred stock to the Fund for approximately $25,000,000 in cash through the Minority Investment, which is expected to be consummated concurrently with the consummation of the Transaction. Should the Fund not complete its investment, the Transaction Consideration would be paid out of Drs. Chang and Skeen’s personal funds and existing funds of the Issuer, although in such event, Drs. Chang and Skeen or ITG may incur short- or long-term debt to facilitate payment of the Transaction Consideration. To date, no such arrangements have been established.
     Item 3 is amended to add the following paragraph after the second paragraph of Item 3.
Drs. Chang and Skeen will contribute their shares of Common Stock, and any shares of Common Stock beneficially owned by Skeen/Chang Investments, L.P. (the “Partnership”), and other assets, to ITG prior to the consummation of the proposed Transaction.

CUSIP No.	928490 10 4	Page	6	of	8 Pages
Item 5. Interest in Securities of the Issuer.
Item 5(a)-(b), (c) and (e) are amended and restated in its entirety as set forth below
(a)-(b)
With respect to each Reporting Person, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person’s cover page.
ITG has no power to direct the vote or disposition of any of the shares of Common Stock beneficially owned by Drs. Chang and Skeen, but as a member of a group with Drs. Chang and Skeen, it is deemed to beneficially own and have shared voting and dispositive power over the shares of the Common Stock beneficially owned by Drs. Chang and Skeen.
Drs. Chang and Skeen will contribute their shares of Common Stock, and any shares of Common Stock beneficially owned by the Partnership, and other assets, to ITG prior to the consummation of the proposed Transaction.
The aggregate number of shares beneficially owned by all Reporting Persons named in this Schedule, including shares subject to options exercisable within 60 days of November 30, 2006, is 12,015,334 or 33.0% of the class, based upon 34,311,059 shares of Common Stock outstanding as of November 30, 2006, as reported in the Issuer’s preliminary proxy statement filed with the Commission on December 6, 2006.
(c)
Except for any transactions described above under Item 5(a)-(b) of the Schedule, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days, and none of the persons named under Item 2 has effected transactions in the Common Stock during the past 60 days.
(e)
Following the contribution of Common Stock described above under Item 5(a)-(b) of the Schedule, each Reporting Person (other than ITG) will cease to be the beneficial owner of more than 5% of the Common Stock and ITG own the aggregate number of shares beneficially owned by all Reporting Persons named in this Schedule.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The last two paragraphs of Item 6 of the Schedule are hereby amended and restated in their entirety as set forth below.
Drs. Chang and Skeen will contribute their shares of Common Stock, and any shares of Common Stock beneficially owned by the Partnership, and other assets, to ITG prior to the consummation of the proposed Transaction. All options to purchase Common Stock held by the Reporting Persons are expected to be cancelled immediately prior to the consummation of the proposed Transaction.

CUSIP No.	928490 10 4	Page	7	of	8 Pages
Item 7. Materials to be Filed as Exhibits.
     The following Exhibits are incorporated in the Schedule:
99.1	Agreement and Plan of Merger, dated as of September 20, 2006, by and between Innovation Technology Group, Inc, ITG Acquisition, Inc., and the Issuer (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on September 22, 2006, and incorporated herein by reference herein).

99.2	Voting Agreement, dated as of September 20, 2006, by and among JoMei Chang, M. Dale Skeen and the Issuer (incorporated by reference from Exhibit 99.2 of the Schedule, filed with the Commission on October 2, 2006).

99.3	Voting Agreement, dated as of September 20, 2006, by and between Skeen/Chang Investments, L.P. and the Issuer (incorporated by reference from Exhibit 99.3 of the Schedule, filed with the Commission on October 2, 2006).

99.4	Joint Filing Agreement (incorporated by reference from page 10 of the Schedule, filed with the Commission on October 2, 2006).

CUSIP No.	928490 10 4	Page	8	of	8 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2007

/s/ JoMei Chang

JoMei Chang, Ph.D.

/s/ M. Dale Skeen

M. Dale Skeen, Ph.D.

Innovation Technology Group, Inc.

By:	/s/ JoMei Chang

Name:	JoMei Chang, Ph.D.
Title:	President

EXHIBIT INDEX

Exhibit	Title
99.1	Agreement and Plan of Merger, dated as of September 20, 2006, by and between Innovation Technology Group, Inc, ITG Acquisition, Inc., and the Issuer (filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on September 22, 2006, and incorporated herein by reference herein).

99.2	Voting Agreement, dated as of September 20, 2006, by and among JoMei Chang, M. Dale Skeen and the Issuer (incorporated by reference from Exhibit 99.2 of the Schedule, filed with the Commission on October 2, 2006).

99.3	Voting Agreement, dated as of September 20, 2006, by and between Skeen/Chang Investments, L.P. and the Issuer (incorporated by reference from Exhibit 99.3 of the Schedule, filed with the Commission on October 2, 2006).

99.4	Joint Filing Agreement (incorporated by reference from page 10 of the Schedule, filed with the Commission on October 2, 2006).